Exhibit 1

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2018

(Unaudited)

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SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2018

(Unaudited)

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - - - - -

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	1,920	1,037
Restricted bank deposits	1,314	1,063
Trade receivable, net	15,633	12,456
Other accounts receivable and prepaid expenses	531	2,698
Inventories, net (Note 3)	4,889	4,876
Patents	5,283	5,283
Total current assets	29,570	27,413

LONG-TERM ASSETS
Severance pay funds	303	319
Deferred tax long term	4,591	4,505
Property and equipment, net	816	1,218
Other Intangible assets, net (Note 4)	11,191	11,910
Goodwill	7,026	7,026
Other non-current assets	1,835	1,807
Total current assets	25,762	26,785

Total assets	55,332	54,198

CURRENT LIABILITIES
Short-term bank loans	1,113	738
Trade payables	4,295	5,838
Employees and payroll accruals	5,171	4,910
Related parties	997	61
Accrued expenses and other liabilities	4,614	3,739
Deferred revenue	1,074	1,511
Short-term liability for future earn-out	1,038	1,163
Total current liabilities	18,302	17,960

LONG-TERM LIABILITIES
Related parties	2,980	2,082
Deferred tax liability	39	49
Deferred revenue	802	668
Long-term liability for future earn-out	114	147
Accrued severance pay	558	585
Total long-term liabilities	4,493	3,531

SHAREHOLDERS' EQUITY:
Ordinary shares	1,026	1,026
Additional paid-in capital	82,274	82,157
Accumulated deficit	(50,763)	(50,476)
Total shareholders' equity	32,537	32,707

Total Liabilities and Shareholders' Equity	55,332	54,198

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2018	2017
REVENUES	13,775	15,829

COST OF REVENUES	6,054	9,356

GROSS PROFIT	7,721	6,473

OPERATING EXPENSES
Research and development, net	2,544	3,641
Sales and marketing	3,182	4,271
General and administration	2,602	3,191
Other expenses (income)	183	(2,317)
Total operating expenses	8,511	8,786

OPERATING LOSS	(790)	(2,313)

FINANCIAL EXPENSES (INCOME), NET	(278)	402

LOSS BEFORE INCOME TAX	(512)	(2,715)

INCOME TAX BENEFIT	225	58

NET LOSS FOR THE PERIOD	(287)	(2,657)

NET LOSS PER SHARE

Basic	(0.02)	(0.18)

Diluted	(0.02)	(0.18)

Weighted average number of ordinary shares used in computing basic net loss per share	14,958,339	14,938,339

Weighted average number of ordinary shares used in computing diluted net loss per share	14,958,339	14,938,339

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2016	14,938,339	1,024	81,515	(43,815)	38,724
Changes during the six months ended June 30, 2017 (unaudited):

Stock- based compensation	-	-	331	-	331

Net loss	-	-	-	(2,657)	(2,657)
Balance as of June 30, 2017	14,938,339	1,024	81,846	(46,472)	36,398

Balance as of December 31, 2017	14,958,339	1,026	82,157	(50,476)	32,707
Changes during the six months ended June 30, 2018 (unaudited):

Stock- based compensation	-	-	117	-	117
Net loss	-	-	-	(287)	(287)
Balance as of June 30, 2018	14,958,339	1,026	82,274	(50,763)	32,537

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30
	2018	2017
Cash flows from operating activities:

Net loss	(287)	(2,657)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,961	1,847
Stock-based compensation	117	331
Increase in deferred tax	(96)	(114)
Increase in trade receivables, net	(3,177)	(427)
Decrease (Increase) in other accounts receivable and prepaid expenses	2,167	(2,616)
Increase in inventories, net	(13)	(225)
Increase in other non-current assets	(28)	-
Increase (decrease) in trade payables	(1,543)	1,902
Increase in employees and payroll accruals	261	654
Increase (decrease) in accrued severance pay	(27)	101
Increase in accrued expenses and other liabilities, related parties and liability for earn-out	566	407

Net cash used in operating activities	(99)	(797)

Cash flows from investing activities:
Purchase of property and equipment	(95)	(39)
Purchase of Intangible assets	(21)	-
Decrease (Increase) in severance pay fund	16	(64)
Restricted bank deposits, net	(251)	806
Capitalization of software development costs	(724)	(665)
Net cash provided by (used in) investing activities	(1,075)	38

Cash flows from financing activities:
Short-term bank loan, net	375	-
Related parties	1,778	-
Liability for future earn-out	(96)	(24)

Net cash provided by (used in) financing activities	2,057	(24)

Increase (decrease) in cash and cash equivalents	883	(783)
Cash and cash equivalents at the beginning of the year	1,037	1,708

Cash and cash equivalents at the end of the period	1,920	925

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30,
	2018	2017
Supplemental disclosure of cash flows information:

Cash paid during the period for:
Interest	7	4

The accompanying notes are an integral part of the consolidated financial statements.

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SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	SuperCom Ltd. (the “Company") is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced IoT and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world. The Company sells its products through marketing offices in the U.S, and Israel.

b.	On December 26, 2013 the Company acquired the SmartID Division of On Track Innovations Ltd. (NASDAQ: OTIV) (“OTI”), consisting of customer contracts, software, other related technologies and IP assets. The SmartID Division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology.

c.	On November 17, 2015, the Company acquired Prevision Ltd., an Israeli based company. Prevision has a strong presence in the market and offers a broad range of competitive and well-known Cyber Security services.

d.	On January 1, 2016, the Company acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

e.	On March 13, 2016, the Company acquired Safend Ltd, an Israeli based company. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

f.	On April 18, 2016, the Company acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform.

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g.	On May 18, 2016, the Company acquired Alvarion Technologies Ltd. (“Alvarion”). Alvarion designs solutions for Carrier Wi-Fi, Enterprise Connectivity, Smart City, Smart Hospitality, Connected Campuses. Carriers, Local Governments and Hospitality sectors worldwide deploy Alvarion’s intelligent Wi-Fi networks to enhance productivity and performance. In the past few years, Alvarion went through a transition from being a market leader of Wi- Max and backhaul services to being one of the most influential players in the Wi-Fi based solution.

h.	Concentration of risk that may have a significant impact on the Company:

In the first half of year 2018, the Company derived 23% of its revenue from 3 major customers.

In the first half of year 2017, the Company derived 36% of its revenue from 3 major customers.

In the first half of year 2016, the Company derived 39% of its revenue from 3 major customers.

In the first half of year 2015, the Company derived most of its revenues from 3 major customers.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

NOTE 2:	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2018 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2017.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2017 and the accompanying notes. There have been no changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2017 included in the 2017 Form 20-F.

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NOTE 3:	INVENTORIES, NET

	June 30,	December 31,
	2018	2017
	$	$

Raw materials, parts and supplies	1,804	1,707
Finished products	3,085	3,169

	4,889	4,876

As of June 30, 2018 and December 31, 2017, inventory is presented net of write offs for slow inventory in the amount of approximately $232 and $232, respectively.

NOTE 4:	OTHER INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2018	2017
	$	$

Customer relationship & Other	3,246	3,747
IP & Technology	4,571	4,940
Capitalized software development costs	3,374	3,223

	11,191	11,910

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NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements.

In August 2016, three claims previously filed against the Company and a number of defendants affiliated with the Company were consolidated into a class action lawsuit. The claims assert causes of action based on alleged false and misleading projections made by the Company in 2015. The complaint seeks unspecified compensatory damages. The Company believes that the claim has no merits and that the probability of the legal proceeding resulting in an unfavorable outcome to the Company is remote.

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